

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 24, 2018

Matthew Plavan
Chief Financial Officer
Arcadia Biosciences, Inc.
202 Cousteau Place, Suite 105
Davis, CA 95618

> **Re: Arcadia Biosciences, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 11, 2018**
> **File No. 333-224893**

Dear Mr. Plavan:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

General

1.    Please provide the basis for your conclusion that you are eligible to conduct a primary offering under General Instruction I.B.1 of Form S-3. Alternatively, to the extent you intend to rely on General Instruction I.B.6 of Form S-3, please include the information required by Instruction 7 on the prospectus cover page.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Matthew  Plavan
Arcadia Biosciences, Inc.
May 24, 2018
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Sonia Bednarowski at 202-551-3666 or Nolan McWilliams at 202-551-3217 with any questions.

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